UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

COFFEE HOLDING CO., INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

129176 10 5
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐  Rule 13d-1(b)
☑  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 129176 10 5

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sterling Gordon and Rachelle Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 364,241*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 364,241*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,241*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
☐
N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*The Reporting Persons jointly report their beneficial ownership of 364,241 shares of common stock of Coffee Holding Co., Inc. (the “Company”), $0.001 par value (the “Common Stock”), or approximately 6.6% of the Company’s outstanding Common Stock as of December 31, 2010.

Item 1(a).  Name Of Issuer.

Coffee Holding Co., Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices.

3475 Victory Boulevard, Staten Island, NY 10314

Item 2(a).  Name of Person Filing.

Sterling Gordon and Rachelle Gordon

Item 2(b).  Address of Principal Business Office or, if None, Residence.

3475 Victory Boulevard, Staten Island, NY 10314

Item 2(c).  Citizenship.

United States

Item 2(d).  Title of Class of Securities.

Common Stock, $0.001 par value per share

Item 2(e).  CUSIP No.

129176 10 5

Item 3.  If This Statement Is Filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.  Ownership.

(a)           Amount Beneficially Owned (as of December 31, 2010):                       364,241

(b)           Percent of Class (as of December 31, 2010):                                            6.6%

(c)           Number of Shares as to which such person has:

(i)           sole power to vote or to direct the vote :                                  0

(ii)           shared power to vote or to direct the vote:                             364,241

(iii)           sole power to dispose or to direct the disposition of:          0

(iv)           shared power to dispose or to direct the disposition of:     364,241

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

/s/ Sterling Gordon
Name/ Title

/s/ Rachelle Gordon
Rachelle Gordon
Name/ Title

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

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